UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(AMENDMENT NO. 3)

Under the Securities Exchange Act of 1934

FRP HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

30292L107

(CUSIP Number)

Daniel B. Nunn, Jr.
Nelson Mullins
50 N. Laura Street
41st Floor

Jacksonville, FL 32202

(904) 665-3601

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A
CUSIP No. 30292L107	Page 2 of 6

1.	Names of Reporting Persons Thompson S. Baker II
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 266,470
	6.	Shared Voting Power 417,542
	7.	Sole Dispositive Power 266,470
	8.	Shared Dispositive Power 417,542
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 686,211
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.3%
12.	Type of Reporting Person (see Instructions) IN
SCHEDULE 13G/A
CUSIP No. 30292L107	Page 3 of 6

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13G (“Amendment No. 3”) is filed to amend and restate, in its entirety, the Schedule 13G filed with the Securities Exchange Commission (the “SEC”) on February 14, 2020 by Thompson S. Baker II and Edward L. Baker, as subsequently amended by Amendment No. 1 to Schedule 13G filed with the SEC on February 16, 2021 and Amendment No. 2 to Schedule 13G filed with the SEC on February 11, 2022 (as amended, the “Schedule 13G”).

Edward L. Baker ceased to be a beneficial owner of more than five percent (5%) of the Common Stock (as defined below) upon his passing on April 28, 2022. Following Mr. Baker’s death, the 443,474 shares of Common Stock formerly held by the Trust FBO Edward L. Baker U/A Cynthia L. Baker Trust dated 4/30/1965 were distributed to separate trusts for the benefit of Mr. Baker’s four children, which are further described in Item 4 under the heading “Beneficial Ownership”, clauses (ii) through (v). Thompson S. Baker II remains as a trustee with respect to all such shares. As of the date of this filing, a total of 78,341 shares of Common Stock (representing 0.8% of the outstanding Common Stock of the Issuer), remain in Mr. Baker’s estate, of which Thompson S. Baker II and John D. Baker II have been appointed as co-executors.

ITEM 1.

(a)	The name of the Issuer is FRP Holdings, Inc.
(b)	The principal executive office of the Issuer is located at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202.

ITEM 2.

(a)	Name of person filing: Thompson S. Baker II (the “Reporting Person”).
(b)	Address of principal business office: 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202.
(c)	Citizenship: The Reporting Person is a citizen of the United States.
(d)	Title of class of securities: common stock of the Issuer, par value $0.10 per share.
(e)	CUSIP number: 30292L107.

ITEM 3.

Not applicable

ITEM 4.

(a)	Amount beneficially owned:	686,211

(b)	Percent of class:	7.3%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or direct the vote:	266,470

	(ii) Shared power to vote or direct the vote:	417,542

	(iii) Sole power to dispose or to direct the disposition of:	266,470

	(iv) Shared power to dispose or to direct the disposition of:	417,542

SCHEDULE 13G/A
CUSIP No. 30292L107	Page 4 of 6

Voting and Dispositive Power

The Reporting Person has sole voting and dispositive power over (i) the 155,600 shares owned by his Living Trust and (ii) the 110,870 shares held by the Cynthia L. Baker Trust dated 4/30/65 FBO EL Baker and TS Baker II.

The Reporting Person has shared voting and dispositive power with respect to the (i) 110,868 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Ann Baker Boney, which voting and dispositive power is shared with Ann Baker Boney; (ii) 110,868 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Sarah Baker Lee, which voting and dispositive power is shared with Sarah Baker Lee; (iii) 110,868 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Margaret Baker Wetherbee, which voting and dispositive power is shared with Margaret Baker Wetherbee; (iv) the 6,597 shares held in trusts for the benefit of his children, which voting and dispositive power is shared with the Reporting Person’s wife, and (v) 78,341 shares held by the estate of Edward L. Baker, which voting and dispositive power is shared with John D. Baker II.

Beneficial Ownership

The Reporting Person’s beneficial ownership shown above includes the (i) 155,600 shares held by the Thompson S. Baker II Revocable Living Trust, of which the Reporting Person is the sole trustee and sole beneficiary; (ii) 110,870 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Thompson S. Baker II, of which the Reporting Person is the sole trustee and beneficiary; (iii) 110,868 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Ann Baker Boney, of which the Reporting Person and Ann Baker Boney are co-trustees and as to which the Reporting Person disclaims beneficial ownership; (iv) 110,868 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Sarah Baker Lee, of which the Reporting Person and Sarah Baker Lee are co-trustees and as to which the Reporting Person disclaims beneficial ownership; (v) 110,868 shares held by the Cynthia L. Baker Trust dated 4/30/1965 FBO Edward L. Baker and Margaret Baker Wetherbee, of which the Reporting Person and Margaret Baker Wetherbee are co-trustees and as to which the Reporting Person disclaims beneficial ownership; (vi) 2,199 shares held by the Reporting Person’s wife’s living trust, as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein; (vii) 6,597 shares held in trusts for the benefit of the Reporting Person’s children, of which the Reporting Person and his wife are co-trustees and as to which and as to which the Reporting Person disclaims beneficial ownership; and (viii) 78,341 shares held by the estate of Edward L. Baker, of which the Reporting Person and John D. Baker II are co-executors and as to which the Reporting Person disclaims beneficial ownership except to the extent of his pecuniary interest therein.

ITEM 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Not applicable with respect to Thompson S. Baker II. Edward L. Baker ceased to beneficially own more than 5% of the Issuer’s Common Stock following his death on April 28, 2022. This Amendment No. 3 represents the final amendment to the Schedule 13G and constitutes an exit filing with respect to Edward L. Baker.

ITEM 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

ITEM 8. Identification and Classification of Members of the Group.

SCHEDULE 13G/A
CUSIP No. 30292L107	Page 5 of 6

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11

SCHEDULE 13G/A
CUSIP No. 30292L107	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2023

/s/ Thompson S. Baker II

THOMPSON S. BAKER II

Date: January 30, 2023

/s/ Thompson S. Baker II_____

THOMPSON S. BAKER II, AS CO-EXECUTOR OF THE ESTATE OF EDWARD L. BAKER